[Invesco logo appears here]
—service mark—
Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919
www.invesco.com
December 23, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Sector Funds (Invesco Sector Funds) File Nos: 811-03826 and 002-85905
Dear Mr. Di Stefano:
     On behalf of AIM Sector Funds (Invesco Sector Funds) (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you in December, 2010, with regard to Post-Effective Amendment No. 62 under the Securities Act of 1933 and Amendment No. 62 under the Investment Company Act of 1940 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 23, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
Invesco Van Kampen Value Opportunities Fund
1. Comment: Remove the first footnote following the fee table that refers to estimated amounts of “Other Expenses” and “Total Annual Operating Expenses” as this Fund is not new.
Response: The Registrant respectfully declines to take this comment. The Fund was registered with the SEC during February, 2010. On June 1, 2010, the Fund acquired the assets of a corresponding fund formerly advised by Morgan Stanley or Van Kampen. As such, the Fund has not completed a full fiscal year under Invesco service agreements and pricing methodologies, and amounts for “Other Expenses” and “Total Annual Fund Operating Expenses” will be estimated until the Fund has been advised by Invesco Advisers, Inc. for a complete fiscal year.

Vincent Di Stefano
Division of Investment Management
December 23, 2010

2. Comment: The first sentence of the first paragraph in the sections entitled, “Fund Summary - Principal Investment Strategies of the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks”, the Prospectus states, “Under normal market conditions, the Fund’s investment adviser, Invesco Advisers, Inc. (the Adviser), seeks to achieve the Fund’s investment objective by investing primarily in a portfolio of common stocks and other equity securities of value companies across the capitalization spectrum.” In what types of equity securities will the Fund invest?
Response: The sentence has been revised as follows:
“Under normal market conditions, the Fund’s investment adviser, Invesco Advisers, Inc. (the Adviser), seeks to achieve the Fund’s investment objective by investing primarily in a portfolio of common stocks, convertible preferred stocks and preferred stocks of value companies across the capitalization spectrum.”
3. Comment: In the section, “Fund Summary — Principal Risks of Investing in the Fund,” and “Investment Objective, Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks,” include risks for the specific types of derivatives in which the Fund invests. Include corresponding strategies in the strategy sections.
Response: “Futures Risk” and “Options Risk” has been added to the risk sections of the Prospectus.
4. Comment: If investments in unseasoned issuers as referred to in the second paragraph in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” is principal, include the paragraph in the summary section of the Prospectus.
Response: “Unseasoned Issuers Risk” is not a principal investment strategy of the Fund; therefore, a risk has not been added to the summary section of the Prospectus.
5. Comment: If the Fund’s portfolio turnover rate is high as referred to in the third paragraph of the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Other Investments and Risk Factors,” include appropriate disclosure.
Response: The portfolio turnover for this Fund is below our standard portfolio turnover threshold of 100% for inclusion of an active trading strategy and risk.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to

Vincent Di Stefano
Division of Investment Management
December 23, 2010

staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Assistant General Counsel